UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 13, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

SIBANYE GOLD AGM 2015 – VOTING RESULTS

Westonaria, 13 May 2015: Sibanye Gold announces that all resolutions were passed by the requisite majority at the Company's Annual General Meeting held at Sibanye Gold Academy, Glenharvie at 09:00 on Tuesday, 12 May 2015. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.

Details of the results of the voting are as follows:
Total issued share capital: 913,925,046
Total number of shares present/
represented at the annual general meeting
(being 81% of the total votable shares):   741,380,848
Total number of members present in person: 10

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1. Re-appointment of auditors	740,773,779	740,698,231	75,548	607,069
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.05%	99.99%	0.01%	0.07%
2. Election of a director: Mr CD Chadwick	741,079,646	737,845,769	3,233,877	301,202
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	99,56%	0,44%	0,03%
3. Election of a director: Mr RTL Chan	741,079,418	726,221,281	14,858,137	301,430
	% of total shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	98.00%	2.00%	0,03%

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
4. Re-election of a director: Mr TJ Cumming	741,069,022	737,843,901	3,225,121	311,826
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	99.56%	0.44%	0.03%
5. Re-election of a director: Mr RP Menell	741,069,978	729,779,696	11,290,282	310,870
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	98.48%	1.52%	0,03%
6. Re-election of a director: Mr JS Vilakazi	741,069,094	729,763,456	11,305,638	311,754
	% of total shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	98,47%	1,53%	0,03%
7. Re-election of a member and Chair of the Audit Committee: Mr KA Rayner	741,071,110	740,960,606	110,504	309,738
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	99.99%	0.01%	0.03%
8. Re-election of a member of the Audit Committee: Mr RP Menell	741,069,462	738,494,666	2,574,796	311,386
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	99,65%	0,35%	0,03%
9. Re-election of a member of the Audit Committee: Mr NG Nika	741,070,085	740,947,666	122,419	310,763
	% of total shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	99.98%	0.02%	0.03%

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
10. Re-election of a member of the Audit Committee: Ms SC van der Merwe	741,070,689	740,951,249	119,440	310,159
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	99.98%	0.02%	0.03%
11. Approval for the issue of authorised but unissued ordinary shares	734,622,165	728,768,786	5,853,379	6,758,683
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	80.38%	99,20%	0,80%	0,74%
12. Issuing equity securities for cash	734,629,497	642,255,176	92,374,321	6,751,351
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	80.38%	87.43%	12.57%	0.74%
13. Advisory endorsement of the Remuneration Policy	741,058,657	543,700,501	197,358,156	322,191
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.09%	73.37%	26.63%	0,04%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1. Approval for the remuneration of non-executive directors	740,900,121	655,203,716	85,696,405	480,727
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	81.07%	88.43%	11.57%	0.05%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
2. Approval for the Company to grant financial assistance in terms of section 44 and 45 of the Act	734,273,294	731,249,949	3,023,345	7,107,554
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	80.34%	99,59%	0,41%	0,78%
3.Increase in authorised share capital	734,621,333	640,882,795	93,738,538	6,759,515
	% of total shares	% of shares voted	% of shares voted	% of total issued shares
	80.38%	87.24%	12.76%	0,74%
4. Approval of amendment to the existing Memorandum of Incorporation	734,589,444	646,164,568	88,424,876	6,791,404
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	80.38%	87.96%	12.04%	0.74%
5. Acquisition of the Company's own shares	734,312,690	709,494,977	24,817,713	7,068,423
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	80.35%	96.62%	3.38%	0,77%

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 13, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer